28 January 2010

Cadbury plc — Clarification in Relation to the Special Dividend

In response to investor inquiries, Cadbury plc (“Cadbury”) would like to clarify that the special dividend of 10 pence (net) per Cadbury Share (the “Special Dividend”) will be paid to all Cadbury Shareholders on the register at the close of business on the date on which the recommended final offer (the “Final Offer”) by Kraft Foods Inc. (“Kraft Foods”) becomes or is declared wholly unconditional (the “Existing Shareholders Record Date”). This is currently expected to be 2 February 2010. The Special Dividend will be paid to both Cadbury Shareholders who have accepted the Final Offer prior to the time at which the Final Offer becomes or is declared wholly unconditional and Cadbury Shareholders who have not accepted the Final Offer by that time (regardless of whether or not such Cadbury Shareholders subsequently accept the Final Offer).

As announced on 27 January 2010, the ex dividend date for the Special Dividend will be two business days following announcement by Kraft Foods of the Final Offer becoming wholly unconditional if announced before 8.00 a.m. (London time), or three business days if announced after 8.00 a.m. (London time). It is currently expected that the ex dividend date will be Friday 5 February 2010.

Accordingly, Cadbury Shareholders on the register at the close of business on the Existing Shareholders Record Date will receive the Special Dividend from Cadbury. However if those Cadbury Shareholders sell their Cadbury Shares in the market prior to the ex dividend date, then the purchaser of those shares will have a market claim against the relevant Cadbury Shareholder for the value of the Special Dividend.

Ends

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Michelle Rees and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head
Finsbury US	+1 212 303 7600
Andy Merrill and Jeremy Fielding

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Publication on Cadbury Website
A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.